FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 17, 2003

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

P.O. Box 10147, #1460 -701 West Georgia Street

Vancouver, B.C. Canada V7Y 1C6

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release dated September17, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: September17, 2003

Exhibit 1.

SCHEDULE “A”

NEWS RELEASE

Symbols:  LVH.TSX Venture Exchange

  LVFHF.OTC Bulletin Board

    LVH.Berlin Stock Exchange

September 17, 2003

Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce that further to the Company’s News Release dated September 8, 2003.,  Las Vegas has received the final approval from the TSX Venture Exchange with respect to the non-brokered Private Placement Financing Agreement with Lucky 1 Enterprises Inc., (“Lucky”) a related company, whereby Lucky has acquired 1,000,000 common shares in the capital of the Company at a price of Canadian $0.10 per common share, for total proceeds of Canadian $100,000.  The 1,000,000 common shares have been issued which have a hold period expiring January 15, 2004.  The Company will expend the proceeds from this non-brokered Private Placement Financing towards software development and any unspent amount shall be used as general working capital.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT WWW.LVFH.COM  OR EMAIL US AT INFO@LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Bedo H. Kalpakian”

_____________________________

Bedo H. Kalpakian,

Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.